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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                SCHEDULE 14D-9/A
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                                AMENDMENT NO. 1

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                             CADE INDUSTRIES, INC.
                           (Name of Subject Company)


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                             CADE INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $.001 per Share
            (including associated rights to purchase Common Stock)
                       (Titles of Classes of Securities)

                                  127382-10-9
                   (CUSIP Numbers of Classes of Securities)

                                Richard A. Lund
                     President and Chief Executive Officer
                             Cade Industries, Inc.
                        2365 Woodlake Drive, Suite 120
                            Okemos, Michigan 48864
                                (517) 347-1333

                 (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications on Behalf
                       of the Person Filing Statement)

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                                With a copy to:
                           Conrad G. Goodkind, Esq.
                             Quarles & Brady, LLP
                           411 East Wisconsin Avenue
                              Milwaukee, WI 53202

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                                 Introduction

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission on October 21, 1999 by United Technologies Corporation, a Delaware corporation ("Parent") and by Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cade Industries, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of August 4, 1998, as amended as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A. (formerly named Firstar Trust Company), as Rights Agent (the Common Stock and the Rights together, the "Shares") at $5.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 21, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9   Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(6) Letter to Shareholders of Cade Industries, Inc., dated as of November 2, 1999.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the informaton set forth in this statement is true, complete and correct.


                                   Cade Industries, Inc.

                                   By:  /s/ Edward B. Stephens
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                                       Name:  Edward B. Stephens
                                       Title: Vice President and Chief
                                              Financial Officer

Dated: November 2, 1999